Filed Pursuant to Rule 424(b)(3)
File No. 333-233919
333-233919-01

WisdomTree Continuous Commodity Index Fund

61,000,000 Common Units of Beneficial Interest

This prospectus supplement dated October 23, 2020 is to the prospectus of WisdomTree Continuous Commodity Index Fund (the “Fund”) dated October 23, 2020, which relates to a continuous offering of 61,000,000 Shares representing units of fractional undivided beneficial interest in and ownership of the Fund. This prospectus supplement, which relates to a potential reorganization of the Fund, should be read in its entirety in conjunction with the prospectus, and kept together with your prospectus for future reference.

Investing in the Shares involves significant risk. See “Risk Factors” beginning on Page 9 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE OR FOREIGN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS SUPPLEMENT, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Proposed Reorganization

WisdomTree Commodity Services, LLC (the “Managing Owner”), on behalf of the Fund, plans to enter into an Agreement and Plan of Reorganization (the “Plan”) providing for the reorganization (the “Reorganization”) of the Fund into and with the WisdomTree Enhanced Commodity Strategy Fund (the “Acquiring Fund”), a newly created series of WisdomTree Trust (the “Trust”). The terms of the proposed Plan, information about the Reorganization, including the reasons for the Reorganization, and information about the Acquiring Fund, are contained in a combined proxy statement/prospectus (the “Proxy Statement/Prospectus”) with respect to a special meeting of shareholders called for the purpose of asking the Fund’s shareholders to approve the Plan. The Proxy Statement/Prospectus was mailed in September 2020 to the Fund’s shareholders as of August 14, 2020 (“Record Date”). If the Fund’s shareholders approve the Plan, the Reorganization is expected to be completed as soon as practicable thereafter.

Completion of the Reorganization would be subject to certain conditions including approval by the Fund’s shareholders. If approved by the Fund’s shareholders and upon effectiveness of the Plan, it is anticipated that each of the Fund’s shareholders would receive shares of the Acquiring Fund equivalent to the value of such shareholder’s Shares as of the closing date of the Reorganization determined in the manner detailed in the Plan and summarized in the Proxy Statement/Prospectus, in complete liquidation and dissolution of the Fund, and the Fund’s shareholders would no longer be shareholders of the Fund but would become shareholders of the Acquiring Fund.

The Fund is currently passively managed by the Managing Owner, a subsidiary of WisdomTree Investments, Inc. (“WTI”) and sub-advised by GreenHaven Advisors LLC. In contrast, the Acquiring Fund would be actively managed, advised by WisdomTree Asset Management, Inc. (“WisdomTree Asset Management”), an affiliate of the Managing Owner and subsidiary of WTI, and sub-advised by Mellon Investments Corporation. The Acquiring Fund and the Fund are separate entities with, among other items, different investment objectives, investment strategies, fees and risks. The Fund provides investors with exposure to the daily change in the price of an index comprised of a portfolio of commodities, with a view to tracking the performance of the index over time, while the Acquiring Fund is anticipated to provide exposure to a portfolio of commodities through active management at a lower expense ratio. In addition, the Fund is a commodity pool whose securities are registered under the Securities Act of 1933, as amended (the “Securities Act”), while the Acquiring Fund will be an open-end management investment company whose securities would be registered under the Securities Act and which is a series fund of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Acquiring Fund must comply with the requirements of the Investment Company Act, including, in particular, certain investment limitations pertaining to investments in instruments that are not securities and instruments that give rise to leverage, while the Fund is not required to comply with such requirements. In addition, while both the Fund and the Acquiring Fund are organized as Delaware statutory trusts, the Acquiring Fund is overseen by a Board of Trustees in contrast to the Fund where the exclusive management and control of all aspects of the Fund are vested in the Managing Owner.

Additional Information

The Proxy Statement/Prospectus provides important comparative information about the Fund’s and Acquiring Fund’s respective objectives, strategies, risks, and fees and expenses. Investors as of the Record Date should carefully read and consider the Proxy Statement/Prospectus before voting. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

The Managing Owner and WisdomTree Asset Management and their representatives may be deemed to be participants in the solicitation of proxies in connection with the Reorganization. Information regarding the participants in the solicitation is provided in the Proxy Statement/Prospectus.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

YOU SHOULD RETAIN THIS SUPPLEMENT

WITH YOUR PROSPECTUS FOR FUTURE REFERENCE.